David M. Grinberg Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4238 E-mail: dgrinberg@manatt.com

September 7, 2007	Client-Matter: 24702-034
VIA EDGAR AND COURIER
Joseph A. Foti
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Image Entertainment, Inc.
Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”) Filed July 25, 2007 File No. 000-11071
Dear: Mr. Foti
On behalf of Image Entertainment, Inc. (the “Company”), we have set forth below the responses of the Company to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter (the “Comment Letter”) dated August 2, 2007 to Jeffrey Framer, the Company’s Chief Financial Officer. Factual information contained herein is provided by the Company. The Company is currently filing via EDGAR a revised preliminary proxy statement (the “Revised Proxy”). The Revised Proxy reflects the Company’s responses to the Staff’s comments as well as certain conforming and updating changes.
For your convenience, enclosed are copies of the Revised Proxy, which has been marked to show changes against the initial filing, that is being filed with the SEC today.
For ease of reference, we reproduce below the Staff’s comments from the Comment Letter in bold, and include under each comment the response of the Company.
Schedule 14A filed on July 25, 2007
1. We note from your disclosure on page 54 and elsewhere in your Proxy statement as filed on Schedule 14A, that in connection with the amended merger agreement, Image stockholders will receive the same aggregate cash consideration but also will retain a minimum of 5% and a maximum of 9% of their common shares in Image. In light of the fact that Image will continue to be a public reporting company, and it appears that BTP will acquire at least 91% and a maximum of 95% of Image, you need to consider
11355 West Olympic Boulevard, Los Angeles, California 90064-1614 Telephone: 310.312.4000 Fax: 310.312.4224
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Joseph A. Foti
September 7, 2007

the guidance in SAB Topic 5J as to whether push down accounting is needed in Image’s financial statements at the time of the merger transaction. SAB Topic 5J states that push down accounting should be performed in purchase transactions that result in an entity becoming substantially wholly owned. It is Staff position that we will not object to the application of’ push down accounting if the parent acquires 80 to 95% of a subsidiary, however push down accounting is required at the 95% and above level, unless the entity has outstanding public debt. It appears that because there is a minimum of 5% of shares that would be retained by Image stockholders, it is possible that BTP could acquire 95% of Image, and therefore push down accounting would be required to be reflected in the financial statements of Image.
Please amend your Proxy statement as filed on Schedule 14A to include a section which discusses the effects on your financial statements if push down accounting is elected or required as a result of this merger transaction. In light of the fact that you may be required to apply push down accounting, based on the ownership percentage acquired by BTP, we believe that you should also include pro forma financial statements meeting the requirements of Article 11 of Regulation SX in your amended Proxy statement. These pro forma financial statements should reflect the adjustments of push down accounting applied to your most recent financial statements under the assumption that BTP acquires 95% of Image. The notes to your pro forma financial statements should provide details of the allocation of the purchase price and disclose the nature of any intangible assets and their assigned useful lives. The notes should also discuss how you determined or calculated the amounts allocated to the intangible assets and why you believe the assigned useful lives are appropriate based on the nature of the asset. For guidance see the disclosures required by paragraph 51 of SFAS No. 141. However, if you will elect to apply push down accounting even if BTP acquires less than 95% of Image, you should also provide as a note to the pro forma, financial statements, a sensitivity analysis showing the impact on your financial statements (i.e., impact on net income and net assets acquired) at both the lowest level (91%) and highest level (95%) of ownership that could be obtained by BTP. If you do not intend to apply push down accounting if BTP acquires less than 95% of Image, you should disclose in a note to the pro forma financial statements that you do not intend to elect push down accounting if BTP acquires less than 95% of Image and state that if less than 95% of Image is acquired by BTP there will be no effect on the financial statements as a result of merger transaction.
Response: The Company and its independent registered public accounting firm have reviewed the interpretive guidance regarding the push-down accounting issues referenced in the Comment Letter, including FASB Topic No. D-97 and Staff Accounting Bulletin 5J. The Company has been advised by BTP Acquisition Company, LLC (“BTP”) that BTP has also reviewed such interpretive literature.

Joseph A. Foti
September 7, 2007

Based on that review and its discussion with BTP and its advisors, the Company respectfully advises the Staff that it does not believe that push-down accounting is required as a result of the proposed merger transaction for several reasons.
Although the Preliminary Proxy referenced a potential range of 5% to 9% of the outstanding common stock as the number of shares of Company common stock that would remain outstanding in the hands of the Company’s public stockholders after the consummation of the merger, BTP, pursuant to the terms of the amended and restated merger agreement, has now definitively informed the Company that 6% will be the final percentage of the outstanding common stock that will be retained by such stockholders after giving effect to the merger. The disclosure in the Revised Proxy has been revised in all relevant places to reflect this fixed percentage (rather than the range of 5% to 9% that was reflected in the Preliminary Proxy).
As a result, after giving effect to the merger, BTP would own 94% of the outstanding common stock of the Company and, therefore, will be below the 95% outstanding voting stock threshold at which push-down accounting would be mandatory. As such, the Company and BTP have determined not to elect to implement push-down accounting after the merger.
Moreover, the Company may be issuing additional shares of voting stock pursuant to a warrant, which may be issued pursuant to the terms of the amended and restated merger agreement and also may issue additional shares of voting stock (or shares of preferred stock, which by their terms are convertible into voting stock) pursuant to a securities purchase agreement that the Company is required to execute and deliver as a condition to the closing of the merger. Therefore, the Company and BTP have agreed to specifically provide limitations on the issuance of additional voting stock in the express terms of the warrant and the securities purchase agreement and in the terms of any of the shares of convertible preferred stock that are issued pursuant to the securities purchase agreement. Those limitations provide that additional voting stock will not be issued to BTP, the holder of the warrant or the holder of the convertible preferred stock, to the extent that BTP or such holder, as applicable, together with any other persons in any collaborative group with BTP or such holder, as applicable, would as a result own 95% or more of the then-outstanding voting stock of the Company.
In addition, the Revised Proxy has been revised to include additional disclosure regarding the voting stock ownership thresholds at which push-down accounting would be required, could be elected, and is not permitted, as well as related disclosures and assurances that BTP and the Company do not intend to elect push-down accounting after the closing of the merger. Therefore, other than any acquisition debt incurred by BTP that is secured by the Company’s assets (which debt would be reflected on the Company’s financial statements after the merger), the Company does not expect that there will be any impact relating to push-down accounting on its financial statements after the merger.

Joseph A. Foti
September 7, 2007

The Company believes that the actions and additional disclosures described above provide investors and the Staff reasonable assurances that the 95% mandatory push-down accounting ownership threshold would not be exceeded in connection with the completion of the merger and the transactions contemplated by the warrant or the securities purchase agreement. Consequently, the Company does not believe that additional disclosures reflecting the hypothetical implications of push-down accounting would be meaningful or appropriate in the Revised Proxy.
On this basis, and assuming no objection from the Staff, the Company would like to finalize, file, print and mail the definitive proxy statement for the merger as promptly as reasonably practicable.
Closing Comment
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: The Company has authorized us to acknowledge the foregoing on its behalf.
Please do not hesitate to call me at (310) 312-4238 or Gordon Bava at (310) 312-4205 with any questions regarding the foregoing.

Joseph A. Foti
September 7, 2007

Sincerely,
/s/ David M. Grinberg
David M. Grinberg

cc:	Dennis Cho, Esq. (Image Entertainment, Inc.)
Jeffrey Framer (Image Entertainment, Inc.)
Michael Barnes, Esq. (Barnes Morris Klein Mark Yorn Barnes & Levine P.C.)
John Filippone, Esq. (Bingham McCutchen LLP)